As filed with the Securities and Exchange Commission on November 15, 2005.

                                                                                                     Registration No. 333-7106

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

_______________________

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts of

WATERFORD WEDGWOOD plc	WATERFORD WEDGWOOD U.K. plc

 (Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

Republic of Ireland	England and Wales

 (Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK

(Exact name of depositary as specified in its charter)

One Wall Street New York, N.Y.  10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

The Bank of New York

ADR Division

One Wall Street, 29th Floor

New York, New York, 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Peter B. Tisne, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3010

It is proposed that this filing become effective under Rule 466

[x] immediately upon filing

[ ] on ( Date ) at ( Time ).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

EMM-809677_1

EXPLANATORY NOTE

The offering made under this Registration Statement has been terminated.  Accordingly, the Registrant hereby deregisters all remaining American Depositary Shares previously registered by this Registration Statement that have not been issued.

- # -

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption

Filed Herewith as Prospectus

1.

Name and address of depositary

Introductory Article

2.

Title of American Depositary Receipts and

Face of Receipt, top center

identity of deposited securities

Terms of Deposit:

(i)

The amount of deposited securities represented

Face of Receipt, upper right corner

by one unit of American Depositary Receipts

(ii)

The procedure for voting, if any,

Reverse of Receipt, Articles 2, 3 and 7

the deposited securities

(iii)

The collection and distribution of

Face of Receipt, Article 4

Reverse of Receipt, Articles 1, 2, 6

and 7

(iv)

The transmission of notices, reports

Reverse of Receipt, Articles 2, 3, 5

and proxy soliciting material

and  7

(v)

The sale or exercise of rights

Reverse of Receipt, Articles 2 and 7

(vi)

The deposit or sale of securities

Reverse of Receipt, Articles 1, 2, 4

resulting from dividends, splits

and 7

or plans of reorganization

(vii)

Amendment, extension or termination

Reverse of Receipt, Articles 9 and 10

of the deposit agreement

(viii)

Rights of holders of Receipts to inspect

Face of Receipt, Article 10

the transfer books of the depositary and

Reverse of Receipt, Article 5

the list of holders of Receipts

(ix)

Restrictions upon the right to deposit

Face of Receipt, Articles 2, 3, 4, 5 and

or withdraw the underlying securities

7; Reverse of Receipt, Article 11

(x)

Limitation upon the liability

Reverse of Receipt, Articles 7 and 10

of the depositary

3.

Fees and Charges

Face of Receipt, Articles 6 and 7

Item - 2.

Available Information

Public reports furnished by issuer

Face of Receipt, Article 10

Reverse of Receipt, Article 5

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a(1).

Deposit Agreement dated as of December 15, 1986, as amended and restated as of June 20, 1997 among Waterford Wedgwood plc, Waterford Wedgwood U.K. plc, The Bank of New York as Depositary, and all holders from time to time of American Depositary Receipts issued thereunder. - Filed previously.

a(1).

Deposit Agreement dated as of December 15, 1986 among Waterford Wedgwood plc (formerly named Waterford Glass Group plc), Morgan Guaranty Trust Company and all holders from time to time of American Depositary Receipts issued thereunder. - Filed previously.

b.

Letter agreement dated June 3, 1997 among Waterford Wedgwood plc, Waterford Wedgwood U.K. plc, The Bank of New York and Morgan Guaranty Trust Company. – Filed previously.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of counsel for the Depositary as to legality of the securities to be registered. – Filed previously.

e.

Certification under Rule 466 - Filed herewith as Exhibit 5.

Item - 4.

Undertakings

Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on  November 15, 2005.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Waterford Share Units of Waterford Wedgwood plc and Waterford Wedgwood U.K. plc

By:

The Bank of New York,

  As Depositary

By:  /s/ Hernan F. Rodriguez

       Hernan F. Rodriguez

       Vice President

Pursuant to the requirements of the Securities Act of 1933, Waterford Wedgwood plc has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Dublin, Ireland on November 15, 2005.

WATERFORD WEDGWOOD PLC

By:  /s/ Patrick J. Dowling

Name:  Patrick J. Dowling

Title:  Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on November 15, 2005.

/s/ Peter B. Cameron

Director and Chief Executive Officer

Peter B. Cameron

/s/ Patrick J. Dowling

Chief Financial Officer

Patrick J. Dowling

(principal financial and accounting officer)

___________________________________

Director

Sir Anthony O’Reilly

/s/ Peter John Goulandris

Director

Peter John Goulandris

/s/ Gerald P. Dempsey

Director

Gerald P. Dempsey

/s/ John Foley

Director and Authorized Representative

John Foley

in the United States

/s/ Ottmar C. Küsel

Director

Ottmar C. Küsel

___________________________________

Director

Kevin C. McGoran

/s/ Patrick J.A. Molloy

Director

Patrick J.A. Molloy

/s/ P. Redmond O’Donoghue

Director

P. Redmond O’Donoghue

___________________________________

Director

Lady O’Reilly

/s/ David W. Sculley

Director

David W. Sculley

___________________________________

Director

Dr. F. Alan Wedgwood

___________________________________

Director

Lord Wedgwood of Barlaston

Pursuant to the requirements of the Securities Act of 1933, Waterford Wedgwood U.K. plc has caused this Post-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in Dublin, Ireland on November 15, 2005.

WATERFORD WEDGWOOD U.K. PLC

By:   /s/ Patrick J. Dowling

Name:  Patrick J. Dowling

Title:  Secretary

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on November 15, 2005.

/s/ Patrick J. Dowling

Secretary (principal executive, financial and

Patrick J. Dowling

accounting officer)

/s/ Peter John Goulandris

Director

Peter John Goulandris

/s/ Andrew Elsby-Smith

Director

Andrew Elsby-Smith

___________________________________

Director

Lady O’Reilly

___________________________________

Director

Dr. F. Alan Wedgwood

/s/ Lord Wedgwood of Barlaston

Director

Lord Wedgwood of Barlaston

/s/ John Foley

Authorized Representative in the United States

John Foley

INDEX TO EXHIBITS

Exhibit

Letter

Exhibit

5

Certification under Rule 466.